SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STARBUCKS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	855244109
Par Value $0.001 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))
Paula E. Boggs
executive vice president, general counsel and secretary
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
(206) 447-1575
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies To:
Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$57,921,172	$3,232

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 24,952,467 shares of the issuer’s common stock and have an aggregate value of $57,921,172 as of April 24, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$3,232	Filing Party:	Starbucks Corporation
Form or Registration No.:	005-45059	Date Filed:	May 1, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 21, 2009 (“Amendment No. 1”), relating to an offer by Starbucks Corporation, a Washington corporation (the “Company” or “Starbucks”), to certain partners (at Starbucks and in this Amendment No. 2, Starbucks employees are referred to as partners), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as amended by Amendment No. 1.
This Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 5:00 p.m., Pacific, on May 29, 2009. Pursuant to the Exchange Offer, 14,347,713 eligible stock options were tendered, representing 64.6% of the total stock options eligible for exchange in the Exchange Offer. On June 1, 2009, the Company granted an aggregate of 4,686,164 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer. The exercise price of the new stock options is $14.92, which was the closing price of Starbucks common stock on June 1, 2009 as reported by the NASDAQ Global Select Market.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARBUCKS CORPORATION
By:	/s/ Troy Alstead
Troy Alstead
executive vice president, chief financial officer and chief administrative officer

Date: June 2, 2009

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